UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 5, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

The following document is being submitted herewith:

•	Press Release dated June 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: July 5, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

Enbridge Gas Distribution Adjusts Rates

TORONTO, ONTARIO — (June 23, 2016) – Enbridge Gas Distribution Inc. (Enbridge) has received approval from the Ontario Energy Board (OEB) for new rates, effective July 1, 2016.

Typical residential customers* who buy their gas supply from Enbridge will see a total bill decrease of about seven per cent, or $63 a year. As a result, their total bill will be about $798 a year.

The decrease is a result of lower Cost Adjustment charge, which reflects the difference between forecasts costs and actual costs from prior periods. This decrease is partially offset by higher natural gas commodity prices in North America, and changes to Enbridge’s 2016 distribution rates. The OEB also approved a Rate Adjustment charge for the difference between 2016 interim rates and final approved rates. For typical residential customers*, this will result in a total charge of about $3 ($1 per month) that will be included in the “Delivery to You” charge on the July, August and September bills only.

“Natural gas continues to provide great value to our customers, with the typical customer’s total annual bill now $335 less than it was 10 years ago,” says Jamie LeBlanc, Director of Energy Supply and Policy at Enbridge.

“Natural gas remains the most economical choice for home and water heating in Ontario,” added LeBlanc. “Over the past five years, natural gas has been on average over 65 per cent less expensive than electricity and oil**.”

Enbridge submits rate adjustment applications every three months to reflect changes in the market price of natural gas and transportation services. The applications are reviewed and approved by the OEB.

Enbridge does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

For more information on how natural gas rates are set, watch our video.

Enbridge reminds customers that there are options to help manage energy bills:

•	Customers can find energy efficiency tips at enbridgegas.com/energyefficiency.

•	Customers who have signed up for myEnbridge can now access their personalized My Home Health Record, which provides natural gas consumption comparisons to similar homes, along with energy saving tips and advice.

•	Customers can register for myEnbridge at enbridgegas.com/myenbridge.

•	For qualifying customers:

¡	The OEB’s Low-Income Energy Assistance Program (LEAP) provides emergency financial assistance towards past due energy bills. Learn more about LEAP at enbridgegas.com/LEAP.

¡	The Home Winterproofing Program helps residential customers in financial need with free home energy efficiency improvements. Qualifying customers may have free energy efficiency improvements, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge has ranked as one of the Global 100 Most Sustainable Corporations for the past seven years and was also named as one of Canada’s Top 100 Employers in 2015. Enbridge Gas Distribution and its affiliates distribute natural gas to over two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

For more information contact:

Scott Foster

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

*Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, use about 2,400 cubic metres of natural gas a year for home and water heating.

**Natural gas rates are based on Enbridge Gas Distribution Inc.’s residential rates effective July 1, 2016. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including those effective May 1, 2016. Oil prices are based on publicly posted Statistics Canada historical prices up to and including rates available as of May 2016. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.